Stream Communications Network, Inc.

Consolidated Financial Statements

For the three months ended March 31, 2004

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2004.

Stream Communications Network, Inc.
Consolidated Balance Sheets
March 31, 2004 and December 31, 2003
(in Canadian dollars)

	March 31, 2004	December 31, 2003
ASSETS
Current Assets
Cash and cash equivalents	$ 446,371	$ 207,358
Accounts receivable	190,316	154,792
Inventory	8,869	8,315
Prepaid expenses and advances	82,771	83,902
	728,327	454,367

Deposits	151,735	155,017
Property, plant and equipment (note 3)	7,589,883	7,232,779
Intangibles - (note 4)	2,254,428	2,361,995
	$ 10,724,373	$ 10,204,158
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (note 6)	$ 3,835,044	$ 4,112,467
Due to related party (note 7)	1,488,467	337,867
Current portion of long-term debt (note 5)	64,512	64,512
	5,388,023	4,514,846

Long-term debt (note 5)	51,534	67,997
	5,439,557	4,582,843
Non-controlling interest	674,888	687,225
	6,114,445	5,270,068
SHAREHOLDERS' EQUITY
Capital stock
Authorized
150,000,000 common shares of no par value
Issued and fully paid (note 9)	33,209,455	33,209,455
Contributed surplus	96,041	96,041
Warrants	2,025,447	2,025,447
Cumulative translation account (note 8)	(412,527)	(371,841)
Deficit	(30,308,488)	(30,025,012)
	4,609,928	4,934,090
	$ 10,724,373	$ 10,204,158

signed by "Stan Lis"	signed by "Casey Forward"
President	Chief Financial Officer
Stream Communications Network, Inc.
Consolidated Statements of Operations and Deficit
For the three months ended March 31
(in Canadian dollars)

	For the three months ended March 31, 2004	For the three months ended March 31, 2003

Revenues	$ 861,810	$ 1,015,972

Administration and services	358,834	496,297
Cost of sales	380,587	481,755
Programming	173,435	212,899
Sales and marketing	13,818	51,411
	926,674	1,242,362
Loss before undernoted items	(64,864)	(226,390)

Amortization of property, plant and equipment	154,787	200,069
Amortization of intangibles and goodwill	54,799	70,761
	209,586	270,830
Loss before other items	(274,450)	(497,220)
Other items
Interest income	(7,007)	(9,574)
Financial expenses	13,768	47,206
	6,761	37,632
Loss from continuing operations before non-controlling interest	(281,211)	(534,852)

Non-controlling interest	2,265	5,298

Loss from continuing operations for the period	(283,476)	(540,150)
Loss from discontinued operations	-	-
Net loss for the period	(283,476)	(540,150)

Deficit, beginning of period	(30,025,012)	(23,770,392)

Deficit, end of period	$(30,308,488)	$(24,310,542)

Loss per share, basic and diluted
Continuing operations	$ (0.01)	$ (0.02)
Discontinued operations	-	-
Loss per share	$ (0.01)	$ (0.02)

Weighted average number of shares
Basic and diluted	29,003,149	29,003,149

Stream Communications Network, Inc.
Consolidated Statements of Cash Flows
For the three months ended March 31
(in Canadian dollars)

	For the three months ended March 31, 2004	For the three months ended March 31, 2003

Operating Activities
Net loss from continuing operations	$ (283,476)	$ (540,150)
Items not involving cash
Amortization	209,586	270,830
Non-controlling interest	2,265	5,298
Change in non-cash working capital	(71,625)	(264,022)
Accounts receivable	(38,494)	(24,275)
Inventory	(730)	476
Prepaid expenses and advances	613	(150,234)
Accounts payable and accrued liabilities	(220,017)	(7,042)
Deferred revenue	-	(9,164)
Net cash used in operating activities	(330,253)	(454,261)
Net cash provided (used) by discontinued operating activities	-	-
Net cash provided (used) by operating activities	(330,253)	(454,261)

Financing Activities
Loans from related parties	1,150,600	-
Share subscription	-	506,970
Long-term debt	(13,657)	(50,094
Net cash provided from continuing financing activities	1,136,943	456,876
Net cash provided from discontinued financing activities	-	-
Net cash provided from financing activities	1,136,943	456,876

Investing Activities
Purchase of property, plant and equipment	(658,991)	(79,174)
Deferred charges	-	(170,038)
Net cash used in continuing investing activities	(658,991)	(249,212)
Net cash used in discontinued investing activities	-	-
Net cash used in investing activities	(658,991)	(249,212)

Foreign exchange effect on cash	91,314	(8,145)

Change in cash and cash equivalents	239,013	(254,742)

Cash and cash equivalents at beginning of period	207,358	394,234

Cash and cash equivalents at end of period	$ 446,371	$ 139,492

1.	NATURE OF OPERATIONS & SIGNIFICANT ACCOUNTING POLICIES

Stream Communications Network, Inc. (“Stream” or the “Company”) mainly provides cable television services. Its business lines also include high-speed internet access. All of its operations are located in Poland.

The company was incorporated on March 28, 1979  by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. The company's stock was consolidated on a one new for 3.9 old shares basis on August 16, 1985 and again consolidated on a one new for three old shares basis on May 29, 1992. On October 19, 2001 the Company changed its name from Trooper Technologies Inc. to Stream Communications Network, Inc.

	These interim consolidated financial statements should be read in conjunction with the audited December 31, 2003 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2003 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

	These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.
				Country of Incorporation	Percentage ownership March 31, 2004	Percentage ownership December 31, 2003
	EES Waste solutions Limited			Cyprus	100.0%	100.0%
	International Eco-Waste Systems S.A. ("Eco-Waste")			Poland	100.0%	100.0%
	Stream Communications Sp. z o.o. ("Stream")			Poland	100.0%	100.0%
	Gimsat Sp. z o.o. ("Gimsat") - (note 3)			Poland	100.0%	100.0%
	Polvoice.com Sp. z o.o. ("PolVoice")			Poland	95.4%	95.4%
	Bielsat.com Sp. z o.o. ("Bielsat")			Poland	51.0%	51.0%

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

3.	PROPERTY, PLANT AND EQUIPMENT
	March 31, 2004			Cost	Accumulated amortization	Net book value

	Automobiles			$ 315,366	$ 132,880	$ 182,486
	Buildings, offices			205,537	65,425	140,112
	Cable television network equipment			9,652,717	2,711,198	6,941,519
	Furniture and fixtures			345,639	283,289	62,350
	Computer software			70,882	58,370	12,512
	Plant construction-in-progress			250,904	-	250,904
				$ 10,841,045	$ 3,251,162	$ 7,589,883

	December 31, 2003			Cost	Accumulated amortization	Net book value

	Automobiles			$ 294,435	$ 124,898	$ 169,537
	Buildings, offices			209,983	62,034	147,949
	Cable television network equipment			9,354,130	2,646,339	6,707,791
	Furniture and fixtures			350,29	278,466	71,832
	Computer software			72,291	57,417	14,874
	Plant construction-in-progress			120,796	-	120,796
				$10,401,933	$ 3,169,154	$ 7,232,779
4.	INTANGIBLE ASSETS
	March 31, 2004		Cost	Accumulated amortization	Impairment	Net book value
	Cable TV licences		$ 93,600	$ 52,483	$ -	$ 41,117
	Subscriber base		4,571,469	578,523	1,779,635	2,213,311
	Goodwill		147,671	5,806	141,865	-
			$ 4,812,740	$ 636,812	$ 1,921,500	$ 2,254,428

	December 31, 2003		Cost	Accumulated amortization	Impairment	Net book value
	Cable TV licences		$ 95,625	$ 49,520	$ -	$ 46,105
	Subscriber base		4,670,366	536,341	1,818,135	2,315,890
	Goodwill		147,671	5,806	141,865	-
			$ 4,913,662	$ 591,667	$ 1,960,000	$ 2,361,995

5.	LONG-TERM DEBT
					March 31, 2004	December 31, 2003
	Loan balances, current portion				$ 64,512	$ 64,512
	Loan balances, long term portion				20,305	67,997
	Total				$ 84,817	$ 132,509
	Bank loans are secured by the fixed assets of the Company repayable monthly at a rate of $5,376 per month. Interest is charged at the prime rate in Poland plus ½% per annum.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities is approximately $1,486,369  (December 31, 2003 - $1,519,281) owed on the acquisition of GimSat. On may 19, 2004 $1,654,000 was paid on the amount owing from the acquisition of Gimsat.

7.	DUE TO RELATED PARTY
	The amount due to related party is due on demand, bears interest at 5% per annum and is unsecured.
8.	CUMULATIVE TRANSLATION ACCOUNT

The operations of the Company are situated in the country of Poland along with most of its assets, see note 14 'Segmented Information'. The parent company has a net investment of $4,514,846 into the operating businesses in Poland. The foreign exchange rates for the Canadian dollar and the Polish zloty are as follows:

			Rate at the end of the period		Average rate for the period
	Three months ended March 31, 2004			2.9657		2.9010
	Three months ended March 31, 2003			2.7741		2.5870
	Year ended December 31, 2003			2.9029		2.78501

The following table shows the effect of the change in exchange rates and the resulting change in the cumulative translation account for the period ended March 31, 2004, and the foreign exchange effect on cash and cash equivalents.

			December 31, 2003 balance (Polish zloty)	December 31, 2003 balance ($CDN) at 2003 exchange rate	December 31, 2002 balance ($CDN) at 2004 exchange rate	Exchange loss (gain) on translation
	Rate: Polish zloty to Canadian dollars			2.9029	2.9657

	Accounts receivable		zl 407,082	$ 140,233	$ 137,263	$ 2,970
	Inventory		24,138	8,315	8,139	176
	Prepaid expenses and advances		70,982	24,452	23,934	518
	Deposits		449,999	155,017	151,734	3,283
	Property, plant and equipment		20,954,915	7,218,614	7,065,757	152,857
	Intangibles		6,444,815	2,220,130	2,173,118	47,012
	Accounts payable and accrued liabilities		(7,876,831)	(2,713,435)	(2,655,977)	(57,458)
	Current portion of long-term debt		(187,272)	(64,512)	(63,146)	(1,366)
	Long-term debt		(197,388)	(67,997)	(66,557)	(1,440)
	Non-controlling interest		(1,994,945)	(687,225)	(672,673)	(14,552)
	Total exchange loss on translation					$ 132,000
	Deduct: Cumulative translation account, beginning of year					371,841
	Cumulative translation account, end of period					(412,527)
	Foreign exchange effect on cash and cash equivalents					$ 91,314

9.	CAPITAL STOCK
	(a) Authorized
	150,000,000 common shares of no par value
	(b) Issued			Number of Shares	Price	Share Capital
	Balance - December 31, 2002			29,003,149	$ -	$ 31,229,685
	Warrants exercised			702,526	1.80	1,264,542
	Fair value of warrants expired			-	-	228,323
	Fair value of warrants exercised			-	-	486,905
	Balance - December 31, 2003			29,705,675	$ -	$ 33,209,455
	Warrants exercised			-	$ -	-
	Warrants expired			-	$ -	-
	Balance - March 31, 2004			29,705,675		$ 33,209,455
	(c) Options

Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted. Options granted previously vested immediately and have a term of five years. Options granted in this period vest one-quarter every six months with the first quarter vesting immediately. Options are normally granted for a period of five years.

	Summary of directors' and employees' stock options, warrants and convertible securities outstanding:
				Shares	Weighted average exercise price $
	Balance of options at December 31, 2003			4,370,000	1.60
	Granted			-	-
	Forfeited			-	-
	Balance of options at March 31, 2004			4,370,000	$ 1.60
	The following table summarizes information about fixed stock options outstanding at March 31, 2003
		Options Outstanding			Options Exercisable
	Range of exercise prices	Number outstanding at March 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable at March 31, 2004	Weighted average exercise price $
	$1.41	114,062	1.0	$ 1.41	114,062	$ 1.41
	1.60	3,049,938	3.6	1.60	242,000	1.60
	2.62	715,000	1.8	2.62	715,000	2.62
	2.65	491,000	2.2	2.65	491,000	2.65
		4,370,000	3.5	$ 1.88	1,562,062	$ 2.38
	(d) Warrants
	The changes in warrants were as follows:		Number of common shares permitted to be purchased
		Number of warrants		Price per share	Expiry date	Fair value of Warrants
	Outstanding December 31, 2003	3,126,579	2,976,578			$ 2,025,447
	Expired	-	-	$ -		-
	Exercised	-	-	$ -		-
	Total Balance March 31, 2004	3,126,579	2,976,578			$ 2,025,447

	Outstanding March 31, 2004	300,000	150,000	$ 1.80	28-Dec-04	$ 103,962
		2,701,579	2,701,579	1.80	28-Dec-04	1,872,405
		125,000	125,000	2.25 USD	28-Dec-04	49,080
	Total Balance March 31, 2004	3,126,579	2,976,579			$ 2,025,447

10.	SUBSEQUENT EVENTS

On May 10, 2004 the company announced it acquired 60% of an Internet network company for 281,000 Polish zloty which approximated 1,000 internet subscribers.  The company also has the right to bid for the rest of the shares and the right of first refusal.

11.	OFFICERS AND DIRECTORS
	Stan Lis - President, CEO and director
	Adam Wojcik, Chief Operating Officer and director
	Iwona Kozak, Vice President Corporate Affairs and directors
	Casey Forward, Chief Financial Officer
	Jan Rynkiewicz, director
	Boyce Butler, director